SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. ___)*

Xoma Corporation

(Name of Issuer)

Common Stock, par value $0.0075 per share

(Title of Class of Securities)

98419J107

(CUSIP number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, address and telephone number of person authorized to receive notices and communications)

March 6, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 23,127,674 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 23,127,674 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:23,127,674(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14.	TYPE OF REPORTING PERSON* IN

(1) See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER 23,127,674 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 23,127,674(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,127,674(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14.	TYPE OF REPORTING PERSON* IN

(1) See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

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ITEM 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0075 per share (the “Common Stock”) of Xoma Corporation, a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 2910 Seventh Street, Berkeley, CA 94710. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

(a) The Reporting Persons are:

1.      Felix J. Baker; and

2.      Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of each Reporting Person is to serve as a managing member of Baker Bros.
Advisors, LLC (an entity engaged in investment activities).

Certain securities of the Issuer are owned directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC. As the sole general partner of Baker Biotech Capital, L.P., Baker Biotech Capital (GP), LLC may be deemed to be the indirect beneficial owner of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, Baker Biotech Capital (GP), LLC disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein. As the controlling members of Baker Biotech Capital (GP), LLC, Julian C. Baker and Felix J. Baker may be deemed to be the indirect beneficial owners of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Julian C. Baker and Felix J. Baker disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC. As the sole general partner of Baker Brothers Life Sciences Capital, L.P., Baker Brothers Life Sciences Capital (GP), LLC may be deemed to be the indirect beneficial owner of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, Baker Brothers Life Sciences Capital (GP), LLC disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein. As the controlling members of Baker Brothers Life Sciences Capital (GP), LLC, Julian C. Baker and Felix J. Baker may be deemed to be the indirect beneficial owners of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Julian C. Baker and Felix J. Baker disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

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Certain securities of the Issuer are owned directly by 14159, L.P., a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC. As the sole general partner of 14159 Capital, L.P., 14159 Capital (GP), LLC may be deemed to be the indirect beneficial owner of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, 14159 Capital (GP), LLC disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest therein. As the controlling members of 14159 Capital (GP), LLC, Julian C. Baker and Felix J. Baker may be deemed to be the indirect beneficial owners of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Julian C. Baker and Felix J. Baker disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

Each of 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. is referred to individually as a “Purchasing Fund” and collectively as the “Purchasing Funds”. Each of the Purchasing Funds, is part of the Baker Brothers Investments family of funds managed by the Reporting Persons (such funds and their affiliates or associates, “Baker”).

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired certain of the shares of Common Stock in connection with a registered direct offering by the Issuer (the “Offering”) which closed on March 6, 2012 (the “Issuance Date”). In the Offering, the Issuer sold a total of (i) 15,151,515 shares of the Common Stock (collectively, the “Shares”), (ii) 15,151,515 warrants to purchase an aggregate of 7,575,759 shares of the Common Stock (the “Warrants”) at an exercise price of $1.76 per share, for a purchase price of $1.32 per unit.

The Warrants were exercisable on the Issuance Date and expire on the fifth anniversary of the Issuance Date.

The Purchasing Funds purchased an aggregate of 15,151,515 Shares and 15,151,515 Warrants as follows:

Fund	Shares	Warrants	Price Paid
667, L.P.	1,585,591	1,585,591	$2,092,98.
Baker Brothers Life Sciences, L.P.	13,216,449	13,216,449	$17,445,713
14159, L.P.	349,475	349,475	$461,307

Prior to the Offering, the Reporting Persons expended an aggregate of approximately $2,014,730 to purchase an aggregate of 400,400 shares of Common Stock (the “Previous Holdings”). Such transactions were effected in open market purchases and the Common Stock was acquired in the ordinary course of business.

The funds used to purchase the Previous Holdings, Shares and Warrants reported in Item 5 below were provided from the available working capital of the entities there indicated.

ITEM 4. Purpose of Transactions.

The Purchasing Funds acquired the Previous Holdings, Shares and Warrants solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

Whether the entities purchase any additional shares of Common Stock, including by exercise of the Warrants, or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Issuer’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Warrants, or otherwise) or to dispose of some or all of the shares of Common Stock under their control. The Reporting Persons have expressed to the Issuer that they may be interested in nominating a member of the Issuer’s board of directors at some future date, but no decision has been made on whether or not to make such a request.  Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets, or with respect to its management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Set forth below is the aggregate number of shares of the Common Stock held by the Purchasing Funds and beneficially owned by the Reporting Persons, including shares that may be acquired upon exercise of the warrants at an exercise price of $1.76 per share as of the date hereof by each of the following, together with the percentage of outstanding shares of the Common Stock that such number represents based upon (i) 38,373,949 shares of the Common Stock outstanding as reported on the Issuer’s Prospectus supplement filed on March 6, 2012 in addition to 29,669,154 shares as reported on the Issuer’s 8K filed on March 7, 2012. Such percentage figures are calculated on the basis that the Warrants held by the Purchasing Funds are deemed exercised into shares of Common Stock but other outstanding Warrants are not deemed exercised into shares of the Common Stock.

Holder	Shares of Common Stock	Warrants to purchase .5 shares of Common Stock as Converted to Common	Total	Percentage of Class Outstanding
667, L.P.	1,585,591	792,796	2,378,387	3.2%
Baker Brothers Life Sciences, L.P.	13,606,093	6,608,225	20,214,318	26.7%
14159, L.P.	360,231	174,738	534,969	0.7%
Total	15,551,915	7,575,759	23,127,674	30.6%

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The Reporting Persons may also be deemed beneficial owners of the Warrants to purchase .5 shares of common stock in the amounts listed as follows:

Holder	Warrants
667, L.P.	1,585,591
Baker Brothers Life Sciences, L.P.	13,216,449
14159, L.P.	349,475

The number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 9.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). Such restriction is not applicable at this time as the total number of shares of Common Stock currently beneficially owned by Baker represents 22.9% of total outstanding Common Stock. If at any time subsequent to the intital issuance Baker shall beneficially own less than 9.99% the number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is again limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 9.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). This 9.999% limitation shall cease to apply from and after the date fourteen days prior to the Expiration Date.

The number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 4.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). Such restriction is not applicable at this time as the total number of shares of Common Stock currently beneficially owned by Baker represents 22.9% of total outstanding Common Stock. If at any time subsequent to the intital issuance Baker shall beneficially own less than 4.99% the number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is again limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 4.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). This 4.999% limitation shall cease to apply from and after the date fourteen days prior to the Expiration Date.

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by the entities listed above and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

(c) Except as described in this Schedule, including Item 3 hereof, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Schedule relates.

(e) Not applicable.

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ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the registred direct offering discussesd in Item 3 above is incorporated by reference herein.

Warrants

As part of the registered direct offering, the Purchasing Funds purchased 15,151,515 warrants to purchase an aggregate of 7,575,759 shares of Common Stock at an exercise price of $1.76 per share with an expiration date on the fifth anniversary of the Issuance Date.

The foregoing description of the warrants is only a summary and is qualified in its entirety by reference to the form of warrant, a copy of which is filed as Exhibit 2 hereto.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, dated March 9, 2012, by and between Julian C. Baker and Felix J. Baker

Exhibit 2:	Form of Warrant to Purchase Shares of Common Stock of Xoma Corporation (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 000-14710), filed with the SEC on March 7, 2012.)
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 9th day of March, 2012

By: /s/ Julian C. Baker

       Julian C. Baker

By: /s/ Felix J. Baker

       Felix J. Baker

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Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Xoma Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 9th day of March, 2012.

By: /s/ Julian C. Baker

      Julian C. Baker

By: /s/ Felix J. Baker

       Felix J. Baker

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